To:      All Media
Date:    July 15, 2008


## Arrow Reports a Significant Increase in Earnings and Strong Asset Quality Ratios

Arrow Financial Corporation (NasdaqGS® – AROW) announced operating results for the three and six-month periods ended June 30, 2008.  Net income for the second quarter ended June 30, 2008 was $5.4 million, representing diluted earnings per share of $.51, up $.12 or 30.8% from $.39 per share amount earned in the second quarter of 2007, when net income was $4.2 million.  For the first six months of 2008, net income of $10.4 million increased 25% from the $8.3 million earned for 2007.  Diluted earnings per share equaled $.98 for the first six months of 2008, up from $.77 per share earned during the comparative period in 2007.

Thomas L. Hoy, Chairman, President and CEO stated, "We are pleased to report a significant increase in earnings while asset and credit quality ratios remain strong. The favorable quarterly and six month earnings performances were primarily attributable to significant increases in net interest income as a result of a wider net interest margin and growth in average earning assets.

Average earning assets were $1.548 billion in the second quarter of 2008 versus $1.469 billion for the same quarter last year, an increase of 5.4%.  Net interest income was favorably impacted by a rising net interest margin, which increased 60 basis points to 3.92% for the second quarter of 2008 versus the 2007 comparative period and increased 36 basis points as compared to the margin of 3.56% for the first quarter of 2008.  Lower funding costs and a more positively sloped yield curve, a result of Federal Reserve Bank actions to lower the targeted federal funds rate 325 basis points since the beginning of September 2007, were principally responsible for the expansion in net interest margin. In essence, the volume of our interest-bearing liabilities that repriced to lower rates during the quarter significantly exceeded the volume of our earning assets that repriced to lower yields.

As we previously reported, Visa successfully completed an initial public offering (IPO) during the first quarter of 2008 which included a mandatory partial redemption of our holdings in Visa shares.  This transaction resulted in a positive impact on our net income of $637 thousand after-tax, or $.06 diluted earnings per share, both in the first quarter of 2008 and for the six-month 2008 period.

Total assets at June 30, 2008 reached a record high of $1.631 billion, up $89.0 million, or 5.8%, over the June 30, 2007 balance of $1.542 billion.  Loan balances outstanding reached a record level of $1.063 billion at June 30, 2008, representing an increase of $45.0 million, or 4.4%, from the balance at June 30, 2007. In addition, deposit balances at June 30, 2008 reached a record $1.249 billion, representing an increase of $43.9 million, or 3.6%, from the June 30, 2007 level of $1.205 billion.

In the first half of 2008, the deterioration of the residential real estate market nationally, and of so-called subprime mortgage loan portfolios, continued to have a negative impact on many financial institutions and indirectly on the national and world economies.  We have not engaged in the origination of subprime mortgage loans or in subprime lending as a business line, nor do we hold mortgage-backed securities backed by subprime mortgages in our investment portfolio.

Asset quality remained high at quarter-end 2008, with nonperforming loans of $2.5 million, which represented .24% of period-end loans, down from .29% at the end of the first quarter.  Gross loan charge-offs in the second quarter of 2008 were fully offset by recoveries, due to an unexpected recovery from our former Vermont operations.  Expressed as an annualized percentage of average loans outstanding, net loans charged-off for the six months ended June 30, 2008 were a very low .04%.  Arrow's allowance for loan losses amounted to $12.7 million at June 30, 2008, which represented 1.20% of loans outstanding, an increase from 1.19% as of December 31, 2007.

Many of our operating ratios in recent periods have been well above those of our peer group, consisting of all U.S. bank holding companies having $1.0 to $3.0 billion in assets as identified in the Federal Reserve Bank's 'Bank Holding Company Performance Report.'  Most notably, our return on average equity (ROE) for the quarter ended March 31, 2008 was 16.07% as compared to 8.59% for our peer group.  Our ROE for the second quarter of 2008 increased to 17.33%.  Our loan quality ratios also compare very favorably to our peer group.  At the end of the 2008 second quarter our ratio of nonperforming loans to period-end loans was .24% which compares to a ratio of 1.37% for our peer group as of March 31, 2008.  The Company has maintained a higher total risk-based capital ratio than the average for our peer group.  Arrow and our subsidiary banks continue to be "well-capitalized" under the standards established by the FDIC Improvement Act.

As of June 30, 2008, assets under trust administration and investment management were $897.7 million, a decrease of $63.6 million, or 6.6%, from June 30, 2007.  This decrease was the result of a general decline in the equity markets, which also led to a 1.6% decrease in fee income from fiduciary activities for the second quarter of 2008 compared to the second quarter of 2007.  Included in assets under trust administration and investment management are our proprietary mutual funds, the North Country Funds, advised exclusively by our subsidiary, North Country Investment Advisers, Inc., with a combined balance of $203 million at June 30, 2008.

Arrow was recently added to the Russell 2000® Index. Membership in the Russell 2000 is based on membership in the Broad-Market Russell 3000® Index, which also serves as the U.S. component to the Russell Global Index which was launched last year.  Russell indexes are widely used by investment managers and institutional investors for index funds and as benchmarks for both passive and active investment strategies. Membership in the Russell Indexes, which are reconstituted annually in June, is determined based on the company's market capitalization.

On July 1, 2008 we acquired the key operating assets, two employees and the trade name from U.S. Benefits, Inc., a provider of administrative and record keeping services for more complex retirement plans.  This acquisition will allow us to offer enhanced and broadened services to retirement plan clients and will complement the fiduciary services currently offered by the Company through its trust administrative and investment management activities. The acquisition reflects the Company's intent to develop new sources of service-based revenues and to provide an expanded menu of services to our customers.

Arrow Financial Corporation is a multi-bank holding company headquartered in Glens Falls, NY serving the financial needs of northeastern New York.  Arrow is the parent of Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company.  Other subsidiaries include North Country Investment Advisers, Inc. and Capital Financial Group, Inc., an insurance agency specializing in the sale and servicing of group health plans.

The information contained in this News Release may contain statements that are not historical in nature but rather are based on management's beliefs, assumptions, expectations, estimates and projections about the future. These statements may be "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, involving a degree of uncertainty and attendant risk.  In the case of all forward-looking statements, actual outcomes and results may differ materially from what the statements predict or forecast, explicitly or by implication.  The Company undertakes no obligation to revise or update these forward-looking statements to reflect the occurrence of unanticipated events.  This News Release should be read in conjunction with the company's Annual Report on Form 10-K for the year ended December 31, 2007.

# Arrow Financial Corporation
## Consolidated Financial Information
($ in thousands, except per share amounts)
Unaudited

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| **Income Statement** | | | | |
| Interest and Dividend Income | $22,115 | $21,409 | $44,197 | $42,225 |
| Interest Expense | 7,751 | 9,984 | 17,046 | 19,598 |
| Net Interest Income | 14,364 | 11,425 | 27,151 | 22,627 |
| Provision for Loan Losses | 248 | 92 | 538 | 186 |
| Net Interest Income After Provision for Loan Losses | 14,116 | 11,333 | 26,613 | 22,441 |
| Net Loss on Securities Transactions | (35) | --- | (35) | --- |
| Net Gain on Sales of Loans | 32 | 23 | 41 | 28 |
| Gain on Sale of Premises | --- | --- | 115 | --- |
| Gain on Visa Stock Redemption | --- | --- | 749 | --- |
| Income From Fiduciary Activities | 1,396 | 1,419 | 2,835 | 2,872 |
| Fees for Other Services to Customers | 2,195 | 2,062 | 4,076 | 3,944 |
| Insurance Commissions | 499 | 462 | 1,047 | 963 |
| Other Operating Income | 94 | 205 | 200 | 376 |
| Total Noninterest Income | 4,181 | 4,171 | 9,028 | 8,183 |
| Salaries and Employee Benefits | 5,996 | 5,439 | 12,028 | 10,756 |
| Occupancy Expenses of Premises, Net | 882 | 831 | 1,775 | 1,643 |
| Furniture and Equipment Expense | 765 | 786 | 1,565 | 1,541 |
| Amortization of Intangible Assets | 86 | 96 | 182 | 202 |
| Reversal of Visa Related Litigation Exposure | --- | --- | (306) | --- |
| Other Operating Expense | 2,680 | 2,421 | 5,344 | 4,792 |
| Total Noninterest Expense | 10,409 | 9,573 | 20,588 | 18,934 |
| Income Before Taxes | 7,888 | 5,931 | 15,053 | 11,690 |
| Provision for Income Taxes | 2,452 | 1,721 | 4,636 | 3,349 |
| Net Income | $ 5,436 | $ 4,210 | $10,417 | $ 8,341 |
| **Share and Per Share Data [1]** | | | | |
| Period End Shares Outstanding | 10,516 | 10,689 | 10,516 | 10,689 |
| Basic Average Shares Outstanding | 10,593 | 10,732 | 10,619 | 10,806 |
| Diluted Average Shares Outstanding | 10,650 | 10,804 | 10,673 | 10,885 |
| Basic Earnings Per Share | $ 0.51 | $ 0.39 | $ 0.98 | $ 0.77 |
| Diluted Earnings Per Share | 0.51 | 0.39 | 0.98 | 0.77 |
| Cash Dividends | 0.24 | 0.23 | 0.48 | 0.47 |
| Book Value | 11.80 | 10.84 | 11.80 | 10.84 |
| Tangible Book Value [2] | 10.23 | 9.27 | 10.23 | 9.27 |
| **Key Earnings Ratios** | | | | |
| Return on Average Assets | 1.35% | 1.10% | 1.30% | 1.10% |
| Return on Average Equity | 17.33 | 14.43 | 16.70 | 14.28 |
| Return on Tangible Equity [2] | 19.94 | 16.87 | 19.24 | 16.68 |
| Net Interest Margin [3] | 3.92 | 3.32 | 3.74 | 3.32 |

[1] **Share and Per Share** amounts have been restated for the September 2007 3% stock dividend.
[2] **Tangible Book Value and Tangible Equity** excludes intangible assets from total equity.
[3] **Net Interest Margin** includes a tax equivalent upward adjustment of 19 and 20 basis points for the respective quarterly and six-month 2008 periods and 20 basis points for the 2007 periods.

**Arrow Financial Corporation**
**Consolidated Financial Information**
($ in thousands)
Unaudited

| | June 30, 2008 | | | June 30, 2007 | | |
| | Period End | Second Quarter Average | Year-to-Date Average | Period End | Second Quarter Average | Year-to-Date Average |
|---|---|---|---|---|---|---|
| **Balance Sheet** | | | | | | |
| Cash and Due From Banks | $ 39,013 | $ 33,378 | $ 33,105 | $ 33,403 | $ 32,297 | $ 32,183 |
| Interest-bearing Balances | --- | --- | 541 | --- | --- | --- |
| Federal Funds Sold | --- | 17,845 | 29,771 | 2,000 | 18,346 | 18,859 |
| Securities Available-for-Sale | 372,843 | 364,466 | 349,272 | 333,015 | 327,396 | 322,693 |
| Securities Held-to-Maturity | 111,289 | 113,251 | 113,772 | 111,683 | 108,831 | 108,476 |
| Loans | 1,062,999 | 1,052,803 | 1,045,857 | 1,017,989 | 1,014,487 | 1,012,546 |
| Allowance for Loan Losses | (12,725) | (12,570) | (12,489) | (12,315) | (12,315) | (12,307) |
| Net Loans | 1,050,274 | 1,040,233 | 1,033,368 | 1,005,674 | 1,002,172 | 1,000,239 |
| Premises and Equipment, Net | 16,492 | 16,399 | 16,438 | 16,000 | 16,077 | 15,932 |
| Goodwill and Intangible Assets, Net | 16,495 | 16,552 | 16,583 | 16,808 | 16,871 | 16,911 |
| Other Assets | 24,575 | 22,969 | 22,742 | 23,350 | 17,288 | 17,096 |
| Total Assets | $1,630,981 | $1,625,093 | $1,615,592 | $1,541,933 | $1,539,278 | $1,532,389 |
| Demand Deposits | $ 194,188 | $ 188,949 | $ 185,533 | $ 187,306 | $ 181,282 | $ 180,536 |
| Nonmaturity Interest-Bearing Deposits | 637,270 | 655,153 | 630,082 | 563,724 | 574,232 | 567,370 |
| Time Deposits of $100,000 or More | 177,472 | 156,850 | 172,230 | 191,809 | 175,550 | 178,884 |
| Other Time Deposits | 240,122 | 238,297 | 243,383 | 262,328 | 265,056 | 262,500 |
| Total Deposits | 1,249,052 | 1,239,249 | 1,231,228 | 1,205,167 | 1,196,120 | 1,189,290 |
| Short-Term Borrowings | 55,757 | 55,798 | 53,789 | 49,164 | 49,317 | 47,773 |
| Federal Home Loan Bank Advances | 160,000 | 161,949 | 160,975 | 130,000 | 134,489 | 134,135 |
| Other Long-Term Debt | 20,000 | 20,000 | 20,000 | 20,000 | 20,000 | 20,000 |
| Other Liabilities | 22,092 | 21,920 | 24,164 | 21,691 | 22,354 | 23,430 |
| Total Liabilities | 1,506,901 | 1,498,916 | 1,490,156 | 1,426,022 | 1,422,280 | 1,414,628 |
| Common Stock | 14,729 | 14,729 | 14,729 | 14,300 | 14,300 | 14,300 |
| Surplus | 162,085 | 161,946 | 161,847 | 151,688 | 151,316 | 151,276 |
| Undivided Profits | 20,675 | 19,385 | 17,848 | 20,944 | 19,767 | 19,037 |
| Unallocated ESOP Shares | (2,572) | (2,137) | (1,854) | (2,042) | (2,042) | (1,486) |
| Accumulated Other Comprehensive Loss | (5,936) | (4,264) | (4,049) | (8,664) | (7,371) | (7,578) |
| Treasury Stock | (64,901) | (63,482) | (63,085) | (60,315) | (58,972) | (57,788) |
| Total Shareholders' Equity | 124,080 | 126,177 | 125,436 | 115,911 | 116,998 | 117,761 |
| Total Liabilities and Shareholders' Equity | $1,630,981 | $1,625,093 | $1,615,592 | $1,541,933 | $1,539,278 | $1,532,389 |
| **Assets Under Trust Administration and Investment Management** | $897,729 | | | $961,298 | | |
| **Capital Ratios** | | | | | | |
| Leverage Ratio | 8.45% | | | 8.51% | | |
| Tier 1 Risk-Based Capital Ratio | 12.77 | | | 12.87 | | |
| Total Risk-Based Capital Ratio | 13.96 | | | 14.08 | | |

## Arrow Financial Corporation
## Consolidated Financial Information
($ in thousands)
Unaudited

|  | June 30, | |
| --- | --- | --- |
|  | 2008 | 2007 |
| **Second Quarter Ended June 30:** | | |

**Loan Portfolio**

| | 2008 | 2007 |
| --- | --- | --- |
| Commercial, Financial and Agricultural | $ 86,933 | $ 77,661 |
| Real Estate – Commercial | 195,486 | 181,076 |
| Real Estate – Residential | 444,259 | 419,750 |
| Indirect and Other Consumer Loans | 336,321 | 339,502 |
| Total Loans | $1,062,999 | $1,017,989 |

**Allowance for Loan Losses, Second Quarter**

| | 2008 | 2007 |
| --- | --- | --- |
| Allowance for Loan Losses, Beginning of Quarter | $12,480 | $12,298 |
| Loans Charged-off, Quarter-to-Date | (268) | (214) |
| Recoveries of Loans Previously Charged-off, Quarter-to-Date | 265 | 139 |
| Net Loans Charged-off, Quarter-to-Date | (3) | (75) |
| Provision for Loan Losses, Quarter-to-Date | 248 | 92 |
| Allowance for Loan Losses, End of Quarter | $12,725 | $12,315 |

**Nonperforming Assets**

| | 2008 | 2007 |
| --- | --- | --- |
| Nonaccrual Loans | $1,941 | $1,883 |
| Loans Past Due 90 or More Days and Accruing | 593 | 122 |
| Total Nonperforming Loans | 2,534 | 2,005 |
| Repossessed Assets | 53 | 62 |
| Other Real Estate Owned | 242 | 200 |
| Total Nonperforming Assets | $2,829 | $2,267 |

**Key Asset Quality Ratios**

| | 2008 | 2007 |
| --- | --- | --- |
| Allowance for Loan Losses to Period-End Loans | 1.20 | 1.21 |
| Allowance for Loan Losses to Nonperforming Loans | 502.17 | 614.22 |
| Nonperforming Loans to Period-End Loans | 0.24 | 0.20 |
| Nonperforming Assets to Period-End Assets | 0.17 | 0.15 |

|  | June 30, | |
| --- | --- | --- |
|  | 2008 | 2007 |
| **Six-Month Period Ended June 30:** | | |

**Allowance for Loan Losses, Six Months**

| | 2008 | 2007 |
| --- | --- | --- |
| Allowance for Loan Losses, Beginning of Year | $12,401 | $12,278 |
| Loans Charged-off, Year-to-Date | (563) | (426) |
| Recoveries of Loans Previously Charged-off, Year-to-Date | 349 | 277 |
| Net Loans Charged-off, Year-to-Date | (214) | (149) |
| Provision for Loan Losses, Year-to-Date | 538 | 186 |
| Allowance for Loan Losses, End of Period | $12,725 | $12,315 |

**Key Asset Quality Ratios**

| | 2008 | 2007 |
| --- | --- | --- |
| Net Loans Charged-off to Average Loans, Six Months Annualized | 0.04% | 0.03% |
| Provision for Loan Losses to Average Loans, Six Months Annualized | 0.10 | 0.04 |